Exhibit 99.46

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING JOINS

INTERNATIONAL EMISSIONS TRADING ASSOCIATION

TORONTO, ONTARIO, August 19, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”) is pleased to confirm that it has been accepted as a member of the International Emissions Trading Association (“IETA”), whose mission is to be the trusted business voice on market-based climate solutions.

Carbon Streaming’s President and CEO Justin Cochrane said: “We are thrilled to be accepted as a member of IETA. It is an organization for which we have enormous respect, and we are excited to count ourselves among such a distinguished membership with a shared mission to provide innovative, effective, and sustainable market-based climate solutions. We look forward to working in collaboration with IETA to move the global business community towards a net-zero climate goal.”

As more organizations around the world commit to the Paris Agreement and recognize the need to drastically curtail greenhouse gas emissions, the need for companies to share ideas and work through bodies such as IETA has never been more pressing. With its preeminent position in the carbon market, acceptance to IETA provides members with direct access to industry intelligence, participation in international discussion and insight into policy. As an IETA member, Carbon Streaming will be part of an expert collective that ensures carbon markets function fairly and transparently as they continue to scale.

About IETA

The International Emissions Trading Association (IETA) is a non-profit business organization created in June 1999 to establish a functional international framework for trading in greenhouse gas emission reductions. Membership includes leading international companies from across the carbon trading cycle. IETA members seek to develop an emissions trading regime that results in real and verifiable greenhouse gas emission reductions while balancing economic efficiency with environmental integrity and social equity.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

INVESTOR INQUIRIES:

investors@carbonstreaming.com.